Pine Grove Alternative Fund

SUB-ITEM 77Q2

Section 16(a) Beneficial Ownership Reporting Compliance

1.	Nadine Le Gall, Chief Compliance Officer: 1 late report on Form 3, no transactions reported
2.	Vicki Horwitz, Vice President: 1 late report on Form 3, no transactions reported
3.	Teidah Reguera, Secretary: 1 late report on Form 3, no transactions reported
4.	Megan Koehler, former Assistant Secretary: 1 failure to file a required Form 3, no transactions reported